February 14, 2012	VIA EMAIL and FEDEX

Ms. Lynn Dicker
Mr. Kevin L. Vaughn
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Span-America Medical Systems, Inc. Form 10-K for the Fiscal Year Ended October 1, 2011 Filed December 30, 2011 File No. 000-11392

Dear Ms. Dicker and Mr. Vaughn:

Thank you for your comment letter dated January 31, 2012 (a copy of which is attached) regarding the above referenced filing.  Our responses to each comment are shown below.  The numbers correspond to those in your comment letter.

Form 10-K for the Fiscal Year Ended October 1, 2011

Note 3. Fair Value of Financial Instruments, page 44

1.
We note that you have classified the cash surrender value of your life insurance policies as Level 2 as of October 1, 2011 and that these were valued by the insurer of the insurance policy as of the last day of the fiscal year.  Please explain to us in detail why you believe the cash surrender value of your life insurance should be classified as Level 2 in the fair value hierarchy as of October 1, 2011.  Refer to the guidance in 820-10-50 of the FASB Accounting Standards Codification.

We believe the cash surrender values of the life insurance policies of Span-America Medical Systems, Inc. (the “Company” or “Span-America”) should be classified as Level 2 in the hierarchy of fair value inputs because the values of the policies are based on prices that are indirectly observable and quoted in markets that are both active and not active, depending on the type of policy.

We have a total of nine policies with each having a separate cash value.  Eight of the nine policies are considered variable life insurance policies.  The underlying investments that make up the cash values of these eight variable life policies consist of mutual funds that are part of the Prudential Series Fund, which is owned and managed by Prudential.  These underlying mutual funds function like publicly traded mutual funds and are made up of publicly traded stocks, bonds and other investments managed in accordance with the fund’s individual

Ms. Dicker and Mr. Vaughn
U.S. Securities and Exchange Commission
February 14, 2012

investment objectives.  Since the Prudential Series Fund is the investment vehicle for life insurance contracts, Prudential also adds related mortality charges and administrative expenses to the total fund expenses before calculating their daily net asset values.  We can obtain the cash values of these policies directly from Prudential as of the close of trading on any business day.  In addition, we can convert the cash values of the policies to cash at any time by following Prudential’s cash surrender value procedures.  This process generally takes three to five business days from the date we notify Prudential.  We consider the markets for these mutual funds to be active.  However, we consider the prices of the underlying funds to be indirectly observable because we must contact Prudential to get the values, and the values are specific to each life insurance policy.

The remaining policy is a traditional non-variable or whole-life insurance contract offered by Prudential.  The cash value of this policy is determined by Prudential and is based on the underlying value of their investment portfolios that support such policies.  Similar to the variable policies described above, we can obtain the cash value of this policy directly from Prudential at the end of any business day.  We consider the market for the quoted prices that make up the cash value of this particular policy to be not active because there is no public trading of similar securities, unlike the mutual funds making up the variable policies described above.  We consider the prices and values of the underlying securities to be indirectly observable because we must obtain them by contacting Prudential.  The cash value of this policy can be converted to cash at the value quoted by Prudential as of the end of any business day.  Similar to the variable policies described above, the process to convert the policy to its quoted cash value takes three to five business days.

For the foregoing reasons, we believe the cash surrender values of the Company’s life insurance policies should be classified as Level 2.  Thus, in our view we do not believe a revised or clarifying disclosure is material to investors, and we respectfully submit that an amendment on Form 10-K is not necessary for this item.

Form 8-K filed on December 15, 2011

2.
We note that you acquired substantially all of the assets of M.C. Healthcare Products Inc. on December 9, 2011 for CDN $8,000,000 in cash and 100,000 shares of the Company’s common stock.  We further note your statement on page 5 that you intend to file historical financial statements and pro forma financial statements related to this acquisition within 71 calendar days of this filing.  Please tell us the significance of this acquisition under Rule 3-05 of Regulation S-X.  Additionally, please tell us the number of periods of historical and pro forma financial statements that you plan to include in the Form 8-K/A.

The acquisition of substantially all of the assets of M.C. Healthcare Products, Inc. was completed by our wholly-owned subsidiary, Span Medical Products Canada Inc. (“Span-Canada”), which was a newly-formed company set up for the purpose of the acquisition.  We determined that the acquisition would result in a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X because our investment in M.C. Healthcare exceeded

Ms. Dicker and Mr. Vaughn
U.S. Securities and Exchange Commission
February 14, 2012

10% of the Company’s total assets, and the total assets of M.C. Healthcare exceeded 10% of the Company’s total assets.  Please see the supporting calculations on Attachment A.

In addition, we plan to include one year of audited historical and unaudited pro-forma financial statements in the Form 8-K/A to be filed on or before February 22, 2012.  We determined that one year of audited financial statements would be required because two of the three conditions in Rule 1-02(w) exceeded 20% but none of the conditions exceeded 40%.  Please see Attachment A.

3.	Further to the above, please explain to us how you are planning on accounting for this transaction. Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

We determined that the group of assets acquired through the M.C. Healthcare acquisition would be defined as a “Business” in accordance with ASC 805.  M.C. Healthcare, located in Beamsville, Ontario, Canada, was a privately-owned manufacturer and marketer of medical bed frames and related products for the long term care market.  The total purchase price of the M.C. Healthcare assets was approximately $9.7 million, which included $7.9 million in cash and 100,000 shares of Span-America common stock paid at closing, plus $354,000 paid in January 2012 for a final working capital adjustment.  The 100,000 shares of Span-America common stock were valued at $1.4 million based on the average of the high and low sales prices on December 8, 2011.

We considered the $354,000 working capital adjustment to be an adjustment of the purchase price of the acquired business since it resulted from adjustments to change estimated working capital amounts as set forth in the acquisition agreement to actual amounts on the purchase date and occurred during the measurement period.

The acquisition is being accounted for using the acquisition method of accounting for business combinations in accordance with generally accepted accounting principles in the United States.  Under this method, the total consideration transferred to consummate the acquisition is being allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the acquisition.  The preliminary allocation of the total consideration to the fair value of the assets acquired and liabilities assumed resulted in accounts receivable of $1.80 million, inventories of $2.05 million, prepaid assets of $50,000, equipment of $300,000 and accounts payable and other current liabilities of $1.08 million.  No cash was acquired.  The excess of the consideration transferred over the net tangible and intangible assets is reflected as goodwill of $6.55 million.  We have considered whether there are any intangible assets that meet the separability criterion or the contractual-legal criterion as set forth in ASC 805-20-55 that should be recognized separately from goodwill.  Based on our review, we noted no other intangible assets that we believed should be recognized.

Ms. Dicker and Mr. Vaughn
U.S. Securities and Exchange Commission
February 14, 2012

We are in the process of reviewing M.C. Healthcare’s financial statement classifications for conformity with the Span-America’s classifications.  As a result of this review, it may be necessary to make additional reclassifications to the consolidated information of Span-America on a prospective basis.

In addition to the responses above, we hereby acknowledge that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at (864) 678-6922 or rcoggins@spanamerica.com.

Sincerely,

Richard C. Coggins
Chief Financial Officer

Enclosures

Ms. Dicker and Mr. Vaughn
U.S. Securities and Exchange Commission
February 14, 2012

Span-America Medical Systems, Inc.		02/14/11
Significant Subsidiary Test for Business Combination	Attachment A	Sig sub test MCHP

1	Purchase price	USD	9,692,831

	Span-America total assets at 10/1/2011 (Span-America's most recent fiscal year end)	USD	30,596,000

	Calculated percentage		31.7%

2	M.C. Healthcare total assets at 7/31/2011 (M.C. Healthcare's most recent fiscal year end) - Canadian $	CAD	6,041,594
	Conversion rate on 7/29/11	$1USD-->CAD	0.9555
	M.C. Healthcare total assets at 7/31/2011 - US $	USD	6,322,966

	Span-America total assets at 10/1/2011	USD	30,596,000

	Calculated percentage		20.7%

3	M.C. Healthcare income before income taxes for the year ended 7/31/2011 - Canadian $	CAD	170,865
	Conversion rate (average daily rate 08/02/10 - 07/29/11)	$1USD-->CAD	0.9944
	M.C. Healthcare income before income taxes for the year ended 7/31/2011 - US $	USD	171,827

	Span-America income before income taxes for the year ended 10/1/2011	USD	5,494,066

	Calculated percentage		3.1%

If Any S-X Rule 1-02(w) Condition	Acquired Business Financial Statements
<20%	None

>20% but < 40%	One Fiscal Year (Audited)
Interim Periods (Unaudited)

>40% but < 50%	Two Fiscal Years (Audited)
Interim Periods (Unaudited)

>50%	Three Fiscal Years (Audited)*
Interim Periods (Unaudited)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via Email
Mr. Thomas D. Henrion
Chairman of the Board
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, SC 29615

Dear Mr. Henrion:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Note 3. Fair Value of Financial Instruments, page 44

Mr. Thomas D. Henrion
Span-America Medical Systems, Inc.
January 31, 2012
Page 2

Form 8-K filed on December 15, 2011

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

You may contact Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief